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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

CTI Holdings

(Translation of registrant's name into English)

Avenida Figueroa Alcorta 3259, 1425 Buenos Aires, Argentina

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTI HOLDINGS S.A.
(Registrant)

Date August 20, 2002

By ________________
(Signature)*
Walter C. Forwood
Chief Financial Officer
President

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

1. Spanish version of letter submitted to the Argentine *Comisión Nacional de Valores*, on August 5, 2002, relating to notification received by the Registrant that Citibank, N.A. Buenos Aires Branch, as collateral agent under one of the credit facilities of the Registrant's subsidiary, CTI Compañía de Teléfonos del Interior S.A. ("CTI Interior"), will commence foreclosure proceedings on the capital stock of CTI Interior, together with English summary.

Item 1.

Spanish Version of letter submitted to the Argentine *Comisión Nacional de Valores* on August 5, 2002, together with English summary.

0 1 5 8 0 5

CTI MÓVIL

COMISION NACIONAL DE VALORES

6 AGO 02 12 31

RECIBIDO

CTI Holdings S.A.
Av. Ptc. Figueroa Alcorta 3259 (1425) Buenos Aires, Argentina- Tel.: (54-11) 4809-8939

Buenos Aires, 1 de agosto de 2002

Señores
Comisión Nacional de Valores
Presente

Ref.: **CTI Holdings S.A.**
Transparencia en el Ámbito de la Oferta Pública. Capítulo XXI de la Normas

De mi consideración:

Walter Forwood, en mi carácter de Presidente de CTI HOLDINGS S.A. ("CTI"), manteniendo el domicilio especial a los efectos del presente en Hipólito Yrigoyen 1628, piso 2do, Capital Federal, Fax 4375 2580, me dirijo a esa Comisión continuando con las anteriores notas de fecha 7 de marzo y 8 de abril de 2002, a fin de comunicarle que el 30 de julio de 2002 Citibank, N.A. Sucursal Buenos Aires envió a CTI y a la sociedad controlada por CTI, CTI Compañía de Teléfonos del Interior S.A. una notificación informando que iniciará procedimientos extrajudiciales tendientes al cobro de sus créditos.

CTI continuará manteniendo informada a esa Comisión de los sucesivos hechos relevantes que puedan ocurrir.

Sin otro particular, saludo a Uds. muy atentamente.